                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                                      and

                                SCHEDULE 13D/A
                           PURSUANT TO SECTION 13(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                COMBICHEM, INC.
                           (NAME OF SUBJECT COMPANY)

                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                                   (BIDDERS)

                         COMMON STOCK, $.001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  20009P-10-3
                        (CUSIP NUMBER OF COMMON STOCK)

                           DONALD P. MCAVINEY, ESQ.
                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE 19898
                                (302) 774-9564
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPIES TO:
                             JUSTIN P. KLEIN, ESQ.
                    BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                        1735 MARKET STREET, 51ST FLOOR
                          PHILADELPHIA, PENNSYLVANIA
                                (215) 864-8606
                           ------------------------
                           CALCULATION OF FILING FEE
    =======================================================================
     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
  ---------------------------------------------------------------------------
     $101,374,106                                    $20,274
    =======================================================================

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $6.75 FOR 13,489,604 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 27, 1999, PLUS THE NUMBER OF SHARES ASSUMED ISSUABLE PURSUANT TO EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS TO PURCHASE SHARES OF COMMON STOCK. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDERS.

[x] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     AMOUNT PREVIOUSLY PAID:      $20,274
     FORM OR REGISTRATION NO.:    Schedule 14D-1
     FILING PARTY:                E.I. du Pont de Nemours and Company,
                                  DuPont Pharma, Inc. and DPC Newco, Inc.
     DATE FILED:                  October 12, 1999

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.I. DU PONT DE NEMOURS AND COMPANY

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) |_|
          (b) |_|

3.   SEC USE ONLY


4.   SOURCE OF FUNDS (See Instructions)

          N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) or 2(f)          |_|


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,183,891

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (See
     Instructions)        |_|


9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          97.4%

10.  TYPE OF REPORTING PERSON (See Instructions)

          CO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DUPONT PHARMA, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) |_|
          (b) |_|

3.   SEC USE ONLY


4.   SOURCE OF FUNDS (See Instructions)

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) or 2(f)          |_|


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,183,891

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (See
     Instructions)        |_|


9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          97.4%

10.  TYPE OF REPORTING PERSON (See Instructions)

          CO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DPC NEWCO, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) |_|
          (b) |_|

3.   SEC USE ONLY


4.   SOURCE OF FUNDS (See Instructions)

          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) or 2(f)          |_|


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,183,891

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (See
     Instructions)        |_|


9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          97.4%

10.  TYPE OF REPORTING PERSON (See Instructions)

          CO

     This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 initially filed on October 12, 1999, as amended by Amendment No. 1 filed on October 22, 1999, Amendment No. 2 filed on October 29, 1999 and Amendment No. 3 filed on November 4, 1999 (as amended, the "Schedule 14D-1"), relating to a tender offer by DPC Newco, Inc. ("Offeror"), a Delaware corporation and a direct wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock"), of CombiChem, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and
(a)(2) to the Schedule 14D-1, respectively. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-1 or in the Offer to Purchase. This Amendment constitutes the final amendment to the Schedule 14D-1 pursuant to General Instruction D to Schedule 14D-1. This Amendment also amends the Schedule 13D of Parent, Purchaser and Offeror initially filed on October 15, 1999.

     The Offer expired at 12:00 midnight, New York City time, on Monday, November 8, 1999. According to the information provided by the Depositary, prior to the expiration of the Offer, a total of 13,183,891 Shares had been tendered and not withdrawn pursuant to the Offer (including 427,492 Shares tendered pursuant to the procedure for guaranteed delivery and Shares tendered pursuant to the Shareholders Agreement), which constitute approximately 97.4% of the outstanding Shares (approximately 89.7% on a fully diluted basis). On November 9, 1999, Offeror, by notice to the Depositary, accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer at price of $6.75 per share.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Items 6(a) and 6(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     As of November 9, 1999, Offeror has acquired pursuant to the Offer beneficial ownership of 13,183,891 Shares in the aggregate (including
427,492 Shares tendered pursuant to the procedure for guaranteed delivery and Shares tendered pursuant to the Shareholders Agreement), which constitute approximately 97.4% of the outstanding Shares (approximately 89.7% on a fully diluted basis). As a result, Offeror beneficially owns, and Parent and Purchaser may be deemed to beneficially own, Shares as set forth on the cover pages of this amendment and incorporated herein by reference. A copy of the press release, dated November 9, 1999, issued by Parent disclosing this information is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     In addition, reference is hereby made to the disclosure set forth under
Item 6 above.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9) Press Release, dated November 9, 1999.

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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 9, 1999


                              E.I. DU PONT DE NEMOURS AND COMPANY


                              By: /s/ Susan M. Stalnecker
                                 --------------------------
                              Name: Susan M. Stalnecker
                              Title: Vice President and Treasurer

                              DUPONT PHARMA, INC.


                              By: /s/ Susan M. Stalnecker
                                 --------------------------
                              Name: Susan M. Stalnecker
                              Title: President

                              DPC NEWCO, INC.


                              By: /s/ A. Lloyd Adams
                                 -------------------------
                              Name: A. Lloyd Adams
                              Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.              DESCRIPTION

(a)(9)                   Press Release, dated November 9, 1999.

                                       9